
Rentokil Initial



Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1November 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in company x2 6.2 £75m Floating Rate Reset Notes x 2 6.3 Publication of Base Prospectus 6.4 Director/PDMR Shareholding

PROCESSED
NOV 1 9 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Alex Laan
Assistant Company Secretary

Registered in England No. 5393279
Registered Office: as above.



Holding(s) in Company



RNS Number : 4006F
Rentokil Initial PLC
08 October 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	13,201,040*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	30,158,642*
Chase Nominees Limited	3,268,520*
CUIM Nominees Limited	8,364,078*
Vidacos Nominees Limited	122,177
	*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

07 October 2008

6. Date on which issuer notified:

08 October 2008

7. Threshold(s) that is/are crossed or reached:

2% to 3% Change at direct interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
GB00B082RF11	Number of shares	Number of voting Rights (viii)
Ordinary Shares 1p	86,050,342	86,050,342

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB00B082RF11	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	55,133,592	55,133,592	Non disclosable	3.04%	Non disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
55,133,592	3.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The voting rights are managed and controlled by Aviva Investors Global Services Limited, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Proxy Voting:

10. Name of the proxy holder:

See Section 4 above

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Neil Whittaker

Contact address (registered office for legal entities):

Phone number: 01603 684420

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be

obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 7861F



Rentokil Initial PLC

14 October 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting

rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme (see 9. for further information)

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 October 2008

6. Date on which issuer notified:

14 October 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

B082RF1

Ord 1p

73,267,282

73,267,282

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

B082RF1

Ord 1p

1,011,000 1,011,000 71,256,282 0.056% 3.926%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

72,267,282 3.982%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.420%)

2. Hermes Investment Management Limited (voting rights held in this issuer: 0.056%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 3.506%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in agreements for the provision of voting services to various underying clients for the purposes of DTR 5.2.1(h), which includes all the shares owned directly by BT Pension Scheme.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underying clients for the purposes of DTR 5.2.1(h).

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e).

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trustees Limited

Contact address (registered office for legal entities):

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR 5.2.1(h) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Administration Services Ltd as agent for BT Pensions Scheme Trustees Limited

Contact address:

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Administration Services Limited acts as the authorised administrative agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Valerie Davidson or Margaret Moss at Hermes for further information on 020 7 680 2177 or 020 7268 2125.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has

a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which

the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUSSKRWKRRARA


Rentokil Initial

Rentokil Initial PLC - £50m Floating Rate Notes due 2013

RNS Number : 8049F
Rentokil Initial PLC
14 October 2008



Rentokil Initial plc

£50m Floating Rate Notes due 2013

Rentokil Initial plc (the "Company") announces that it has entered into a commitment with an investor who will purchase £50m Floating Rate Notes due 2013 (the "FRNs"). The FRNs are expected to be issued at par under the Company's existing Euro Medium Term Note Programme and carry a coupon of LIBOR + 3.25%. The FRNs are expected to be issued before the end of October 2008 and to be guaranteed by Rentokil Initial 1927 plc, a wholly owned subsidiary of the Company.

Rentokil Initial 1927 plc currently guarantees the obligations of the Company to its bondholders, banks and certain other financial counterparties. These guarantees were due to expire on 19 November 2008 but will now be extended to match the maturity of the Company's £300 million 5.75 per cent. Notes due 2016, issued by the Company in March 2006, and the FRNs, whichever maturity is the later.

During the last two months, Rentokil Initial has announced the issue of £125m of new debt securities (being the FRNs and the £75 million Floating Rate Reset Notes due 2033 (the "PCRs")). The Company's £250m 6.125 per cent. notes due 2008 (the "Notes") will mature on 19 November 2008 and will be repaid from the Company's bank facilities. The Company estimates that it will have at least £350m of headroom in its committed facilities after repaying the Notes. At least £100m of that headroom is provided by a facility which is due to expire in 2012. The balance is provided by a second facility which is extendable at the Company's option to January 2010.

After November 2008, the next maturity of the Company's bond indebtedness will be in 2013 if the holders of the PCRs exercise their right to require repayment.

For further information

Shareholder/analyst enquiries:

Katharine Rycroft, Head of Investor Relations Rentokil Initial plc
020 7592 2700

Media enquiries:

Malcolm Padley, Head of Corporate Communications Rentokil Initial plc
020 7592 2700

END

Rentokil Initial



Rentokil Initial PLC - Publication of Prospectus

RNS Number : 1257G

Rentokil Initial PLC

17 October 2008

17 October 2008

Rentokil Initial plc

Publication of Base Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus in respect of the EUR2,500,000,000 Euro Medium Term Note Programme of Rentokil Initial plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1257G_-2008-10-17.pdf</fi pP>

For further information, please contact Paul Griffiths at Rentokil Initial plc, Portland House, Bressenden Place, London, SW1E 5BH telephone +44(0) 20 7592 2710.

DISCLAIMER -INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. You must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Notes issued under the Base Prospects will not be registered under the United States Securities Act of 1933, as amended or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes issued under the Prospects may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END

PDIXDLFFVBBFFBZ



£50m Floating Rate Notes due 2013

RNS Number : 5412G
Rentokil Initial PLC
23 October 2008

Rentokil Initial plc

23 October 2008

£50,000,000 Floating Rate Notes due 2013

Further to the announcement made on 14 October 2008, Rentokil Initial plc ('Rentokil') announces that it has issued £50,000,000 Floating Rate Notes due 2013 (the 'Notes').

The Notes have been issued under Rentokil's EMTN Programme. Application has been made for the Notes to be listed on the Official List of the UK Listing Authority and admitted to trading on the Regulated Market of the London Stock Exchange.

The Final Terms dated 21 October 2008 relating to the Notes have been filed with the UK Listing Authority and are available for viewing.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5412G_-2008-10-23.pdf

For further information

Shareholder/analyst enquiries:

Katharine Rycroft, Head of Investor Relations	Rentokil Initial plc	020 7592 2749

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse

Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of Rentokil in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END


END